Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio)

	Thirty-six weeks ended
	September 12, 2003	September 6, 2002
Income from continuing operations before minority interest expense and income taxes (1)	$263	$363
Loss related to equity method investees	4	—

	267	363
Add/(deduct):
Fixed charges	128	127
Interest capitalized	(18)	(32)
Distributed income of equity method investees	17	15
Minority interest in pre-tax loss	20	—

Earnings available for fixed charges	$414	$473

Fixed charges:
Interest expensed and capitalized (2)	$95	$91
Estimate of interest within rent expense	33	36

Total fixed charges	$128	$127

Ratio of earnings to fixed charges	3.2	3.7

(1)	Reflected in income from continuing operations before minority interest and income taxes are losses from our Synthetic Fuel business of $104 million and $81 million, respectively, for the thirty-six weeks ended September 12, 2003 and September 6, 2002.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

1